UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SFO seeks to reinstate charges against Barclays and 24/07/2018

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 24, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 24, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

 24 July 2018

Barclays PLC
Barclays Bank PLC

SFO seeks to reinstate charges regarding matters which arose in the context of Barclays' capital raisings in 2008

On 21 May 2018 Barclays announced that the Crown Court had dismissed all of the charges that had been brought by the Serious Fraud Office ("SFO") against Barclays PLC and Barclays Bank PLC regarding matters which arose in the context of Barclays' capital raisings in 2008. Barclays noted at the time its expectation that the SFO was likely to seek to reinstate those charges by application to a High Court Judge to recommence proceedings via a new indictment of the same charges.

On 23 July 2018 the SFO made an application to the High Court seeking to reinstate against Barclays PLC and Barclays Bank PLC all of the charges dismissed by the Crown Court. Barclays intends to defend the application brought by the SFO.

-ENDS-

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 4755
About Barclays

Barclays is a transatlantic consumer and wholesale bank, offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays